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                            June 24, 2022

       Chinh Chu
       Chief Executive Officer
       Vector Holding, LLC
       251 Little Falls Drive
       Wilmington, New Castle County, Delaware 19808

                                                        Re: Vector Holding, LLC
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed June 13, 2022
                                                            File No. 333-262203

       Dear Mr. Chu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 18, 2022 letter.

       Amendment No. 3 to Form S-4 filed June 13, 2022

       Certain Engagements in Connection with the Business Combination and Related Transactions, page 158

   1. We note your disclosure in the last paragraph on page 158 that "Each of Redburn (USA)
                                                        LLC, Loop Capital
Markets LLC and The Benchmark Company, LLC was engaged by
                                                        CCNB to act as a
capital markets advisor." For each of these advisors, please expand the disclosure to include a
description of the role of the financial advisor in the de-SPAC transaction.
 Chinh Chu
FirstName  LastNameChinh Chu
Vector Holding, LLC
Comapany
June       NameVector Holding, LLC
     24, 2022
June 24,
Page 2 2022 Page 2
FirstName LastName
General

2.       We note the revised legal opinion, Exhibit 5.1, in response to comment
2. Please revise to
         disclose the purpose and scope of your reliance on the Maples and Calder opinion, and give us your analysis of whether you need to file the Maples and Calder opinion as an exhibit to the registration statement, refer to Maples & Calder in your disclosure and/or file a consent of Maples and Calder as an exhibit. Refer to Staff Legal Bulletin No. 19 for further guidance.
       You may contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacey Peikin at 202-551-6223 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services